UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

INFINITY CAPITAL GROUP, INC.
(Name of Issuer)

Common Stock, $0.001 per share
(Title of Class of Securities)

88430R 105
(CUSIP Number)

Edward Dale 80 Broad Street, 5th Floor New York, NY 10004 With copies to: The Sourlis Law Firm 214 Broad Street Red Bank, NJ 07701 (732) 530-9007
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 10, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	None

1	NAMES OF REPORTING PERSONS:

	Edward Dale

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Australia

	7	SOLE VOTING POWER:

NUMBER OF		39,248,000

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		39,248,000

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	39,248,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	55.82%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

CUSIP No.	None

1	NAMES OF REPORTING PERSONS:

	Marillion Partnership

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Victoria, Australia

	7	SOLE VOTING POWER:

NUMBER OF		37,400,000

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		37,400,000

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	37,400,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	53.19%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO

Item 1.     Security and Issuer

The security upon which this report is based is the common stock, par value $0.001 per share, of Infinity Capital Group, Inc., a Maryland corporation (the “Issuer”).

Item 2.     Identity and Background.

(a)	Name: This statement is filed by Edward Dale and Marillion Partnership. Mr. Dale is a Partner of Marillion Partnership and has voting rights to the shares held by Marillion Partnership.

(b)	Business Address: c/o Infinity Capital Group, Inc., 80 Broad Street, 5th Floor, New York, NY 10004

(c)
Employment Information:  Mr. Dale has served as the Chairman of the Board,  President and CEO of 30DC, Inc. from 2008 to date.  From 2005 to 2008, Mr. Dale developed the 30 Day Challenge  business,  which  he  ran  for 4  years  as  part  of  the  Marillion Partnership  and was sold to 30DC in July 2009.  In 2006, Mr. Dale created and marketed the Dominiche `Buying and Selling websites’ program.  Mr. Dale is a manager and equity owner of the Marillion Partnership.  Mr. Dale was a founding shareholder of 30DC and has served as its President, Chief Executive Officer and a director since October 2008.

(d)	During the last five (5) years, the Reporting Persons have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
During the last five (5) years, the Reporting Persons have not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which they are subject to a judgment, decree or final order enjoining final violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

(f)	Edward Dale is a citizen of Australia. Marillion Partnership is an Australian partnership.

Item 3. Source and Amount of Funds or Other Consideration

The securities were issued to the Reporting Persons in connection with the transaction described in Item 4 below.

 Item 4. Purpose of Transaction

On September 10, 2010, Infinity  Capital Group,  Inc., a Maryland  corporation ("Infinity"),   entered  into  a  Plan  and  Agreement  of  Reorganization   (the "Agreement")  with  30DC,  Inc.,  a  Delaware  corporation,   ("30DC")  and  the shareholders of 30DC, Inc. ("30DC Shareholders").

In exchange for 100% of the issued and outstanding shares of 30DC, Infinity issued 60,984,000 shares of its restricted common stock.  The shareholders of 30DC received 13.2 shares of common stock of Infinity for every one share of 30DC. In connection with the transaction, the Reporting Persons received the shares of the Issuer’s common stock being reported in this Schedule 13D.

Upon closing, Mr.  Edward Dale was appointed to the Board of Directors. Mr. Dale is the President, Chief Executive Officer and a director of 30DC. In addition, he is the manager of the former majority shareholder of 30DC, Marillion Partnership.  Further, Mr. Dale was appointed the Chief Executive Officer of Infinity.

Infinity,  as  a  result  of  the  transaction,   became  the  sole  outstanding shareholder  of 100% of the  outstanding  common shares of common stock of 30DC. The business of 30DC is now the primary business of Infinity.

Item 5. Interest in Securities of the Issuer

(a)	Aggregate number and percentage of the class of securities beneficially owned:

Edward Dale beneficially owns 39,248,000 shares of Issuer’s common stock, representing approximately 55.82 of the issued and outstanding common stock of the Issuer.

Marillion Partnership beneficially owns 37,400,000 shares of Issuer’s common stock, representing approximately 53.19% of the issued and outstanding common stock of the Issuer.

(b)
Number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition:

Edward Dale:

Sole Power to Vote or to Direct the Vote:	39,248,000

Shared Power to or to Direct the Vote:	0

Sole Power to Dispose or to Direct the Disposition of:	39,248,000

Shared Power to Dispose or to Direct the Disposition of:	0

Marillion Partnership:

Sole Power to Vote or to Direct the Vote:	37,400,000

Shared Power to or to Direct the Vote:	0

Sole Power to Dispose or to Direct the Disposition of:	37,400,000

Shared Power to Dispose or to Direct the Disposition of:	0

(c)	Transactions in the securities effected during the past sixty days:

           See Item 4 above which is incorporated by reference herein.

(d)	No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

(e)	The date on which the reporting person ceased to be the beneficiary owner of more than five percent of the class of securities:

           N/A

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

See Item 4 above which is incorporated by reference herein.

Item 7. Material to Be Filed as Exhibits.

None

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MARILLION PARTNERSHIP

Date: November 26, 2010	By:	/s/ EDWARD DALE
Edward Dale
Member of Marillion Partnership

Date: November 26, 2010	By:	/s/ EDWARD DALE
Edward Dale